

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2025

Michael Tannenbaum
Chief Executive Officer
FT Intermediate, Inc.
5 Bryant Park, 34th Floor
New York, NY 10018

> **Re: FT Intermediate, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 4, 2025**
> **CIK No. 0002064124**

Dear Michael Tannenbaum:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 29, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary, page i

1. Please revise the graphic on page 18 to clarify the entities, such as Figure Certificate Company, that conduct operations relating to the products you describe, including YLDS, Figure Connect, Figure Exchange, and so forth.

2. We note your response to prior comment 2.
    - Please expand your disclosure to provide a more detailed explanation of how the company tokenizes securities, including whether and how it holds the underlying securities and whether token holders have all of the rights, obligations, and privileges with respect to the underlying securities.

- We note the statement that all parties in the underlying real-word asset "will typically participate in the transfer of ownership unless their fractional interests remain unaffected by the digital conveyance." Please include a more detailed explanation of what this means. Additionally, with respect to your particular business model and tokenization of RWA, please revise Summary and Business to clarify any important limitations of holding the tokenized asset. For example, if all relevant parties are not made aware of or allowed to participate in potential transfers of digital conveyance, please summarize how disagreements or disputes are resolved. As another example, does the holder of an RWA with certain rights and benefits potentially not receive the same rights and benefits when holding the tokenized asset? Are some features of loans, debt or equity not translated to the tokenized asset? Please revise accordingly.

- We note the token enables holders to have fractional interests in the underlying securities. Please revise your disclosure to explain how you handle securities of companies that do not permit fractional shares.

Limited Real-World Success of Blockchain Technology, page 4

3. We note your response to prior comment 9 and the statement on page 11 that "Figure Exchange and Figure Payments Corporation make it possible to buy BTC with YLDS by first swapping USD for YLDS and then using YLDS to buy BTC. This process allows YLDS holders to use YLDS as a form of payment when purchasing BTC." Please describe the specific steps of how this is done (for example, what third parties or platforms are involved? Is there a specific ratio involved and if so how is that determined?).

4. We note your response to prior comment 12 and the statement that once the Guarantor Vehicle begins purchasing HELOCs via Figure Connect, these purchases will increase the amount of liquidity available to your network of partners selling their assets on Figure Connect. With a view to revised disclosure, please advise us how the Guarantor Vehicle is expected to work within Figure Connect and how its functioning within Figure Connect will increase available liquidity other than by paying for loans. Additionally, advise us why you use the term "Guarantor" when the JV apparently does not guaranty payment by the securitization vehicle or any other element of the financings.

5. We note recent announcements, including with respect to Animoca Brands/NUVA and a statement by a co-founder that Figure, "the largest holder of $HASH which is the governance token - holds 20% of the supply but does not vote and delegates across multiple validators." With a view to clarifying disclosure in the registration statement, please advise us (i) where the Animoca Brands "strategic partnership [connecting] issuers with investors" will fit in among Figure's products; and (ii) whether Figure's ownership percentage and ability or lack of ability to vote and delegate across multiple validators should be addressed in the prospectus. Additionally, it appears NUVA will create "nuYLDS and nuHELOCs" and "a unified, chain-agnostic vault marketplace that offers a curated set of vaults from leading asset issuers, each with distinct yield strategies and risk profiles," which will enable retail investors and others "to access a wide range of investment products permissionlessly via NUVA."

> Please clarify for us in layman's terms how these will work, how they will fit in with Figure and what, if any, material challenges and risks are presented by this and similar strategic partnerships.

Figure Exchange, page 9

6.   We note your response to prior comment 32. We were unable to locate revised disclosure in response to the entirety of the comment, including how users choose the most appropriate and efficient pool for their unique use case and what you mean by this reference, clarification of the steps of the Dutch-style auction and any reference rates used, quantification of average hourly rates as of the most recently practicable date, and what you mean by "assets under management" in the context of Democratized Prime. Please revise your disclosure, or advise. In this regard, please revise to describe the lender- and borrower-interfacing product, including for "retail customers who want to lend their capital."

Homogeneous Underwriting, page 14

7.   We note your response to prior comment 14. Noting your disclosure on page 13 that your third-party review expenses are also reduced by as much as 80% as compared to a sample of 2025 securitizations, which had 100% of their loan pool reviewed versus 20% for Figure, please expand your disclosure to discuss the requirements and parameters of the third-party reviews. Disclose the factors or considerations upon which these percentages are based.

8.   We note your response to prior comment 25 and the discussion of FICO scores. Please revise here and where appropriate to state, if true, that a significant percentage of your borrowers are subprime. Additionally, with a view to clarifying disclosure, advise us if borrowers are required to draw down a minimum amount at origination.

A significant amount of the trading volume, page 69

9.   We note your response to prior comment 31. Please disclose the material terms of the loan agreements entered into with two of your largest institutional customers.

We hold state licenses that result in substantial costs, page 99

10.   We note your response to prior comment 18. To the extent material, please disclose the scope of the various licenses for which the company needs to reapply, or advise. For example, please disclose the nature of the activities for which the licenses are required, such as if the licenses are required for your lending and servicing, money transmission, virtual currency, and other related activities.

Key Operating Metrics, page 138

11.   We note your response to prior comment 20 and your disclosure on pages 148 and 153 that changes in Figure branded revenue are driven by changes in Figure branded volume. We further note disclosure on pages 29 and 138 that Figure branded volume decreased in the three months ended March 31, 2025 compared to the three months ended March 31, 2024, as well as in the year ended December 31, 2024 compared to 2023. However, disclosures on pages 148 and 153 indicate that Figure branded ecosystem and technology fees and Figure branded gain on sale of loans both

increased year-over-year for the three months ended March 31, 2025 and the year ended December 31, 2024, despite the decrease in Figure branded volume. Please revise your disclosure to more fully explain the underlying reasons for the increase in these revenue streams despite the decrease in Figure branded volume.

12. We note your disclosure on pages 146 and 152 discussing additional technology offering fees from the fulfillment of $762.6 million, $590.5 million, $2.3 billion and $1.6 billion in Partner-branded loan originations during the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, respectively. We also note your disclosure on pages 29 and 138 that total Partner-branded origination volume was $1.0 billion, $763.4 million, $3.4 billion and $1.7 billion for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, respectively. Please clarify why these Partner-branded loan origination figures differ, and revise your disclosure as necessary.

Figure branded, page 153

13. We note references to the year ended March 31, 2024 and 2023. Please revise your disclosure to reference the year ended December 31, 2024 and 2023, if appropriate.

14. Please revise your disclosure to explain why there was no Figure branded ecosystem and technology fee revenue during the year ended December 31, 2023.

Partner branded, page 154

15. Please revise your disclosure to explain why there was no Partner branded origination fee revenue during the year ended December 31, 2023.

Proprietary Loan Origination System, page 177

16. We note your responses to prior comments 10 and 29 and that every asset passing through your system is recorded on Provenance Blockchain, which you state is the sole system of record. Please revise to clarify when and how events throughout the life of a loan, such as delinquencies or defaults, become documented where necessary. Further clarify the reconciliation process between real world recordkeeping and the blockchain. Your revised disclosure should summarize, for each of your core systems/services, how that system or service interacts with or uses Provenance Blockchain, and when and at what point that system or service is on the blockchain or otherwise digital and when it is not on the blockchain or digital.

Origination and Distribution Marketplace, page 188

17. We note your response to prior comment 34. We were unable to identify a discussion of the assumptions underlying your expectation that the take rate will remain at 4%. Please revise your disclosure.

18. We note your response to prior comment 33. To allows investors to place your disclosure into better context, please revise your disclosure to quantify the approximate percentage of DSCR loans as compared to your standard HELOC loans.

Note 3 - Investments, page F-23

19. We note the following disclosures quantifying the change in fair value of digital

assets:
- "Other expense, net" disclosure on pages 149 and 156, which states that the change in fair value of digital assets was $(10,509), $0, $13,603 and $0 for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, respectively.
- Non-GAAP disclosure on pages 167 and 168, which includes adjustments indicating that the change in fair value of digital assets was $(9,962), $0, $10,674 and $0 for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, respectively.
- Investments footnote disclosure on pages F-25 and F-75, which states that the change in fair value of digital assets held as collateral and held for sale was $(20,442), $0, $7,910 and $215 for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2034, respectively.

Please provide us with a reconciliation showing how these amounts correlate for each period presented, and revise your disclosure to reconcile and explain the differences in these varying amounts of the change in fair value of digital assets.

Combined Consolidated Statements of Cash Flows, page F-57

20. Your response to prior comment 39 appears to indicate that all loans held for investment transferred to loans held for sale in 2023 and 2024 were originally classified as held for sale upon origination or purchase, moved to held for investment, and then moved back to held for sale. However, we also note your disclosure on page 162 that loans held in consolidated securitization trusts are included in loans held for investment. Please clarify and confirm whether you have any loans that were originally classified as held for investment upon origination or purchase relating to consolidated securitization trusts or for any other reason. If so, tell us how they are currently reflected in the balance sheets and statements of cash flows.

Ecosystem Fees, page F-68

21. We note your response to prior comment 40 and your disclosure on pages F-18 and F-68 describing your revenue recognition policy for ecosystem fees charged to partners in exchange for use of the Figure Connect platform. We also note your disclosure on page 186 stating that while there are no upfront costs charged to your partners to onboard or test, partners are assessed a delayed implementation fee if they fail to meet a minimum number of loans originated through the platform. Please address the items below.
- Tell us whether ecosystem fees and implementation fees are the same and, if so, please revise your disclosure throughout the document to use consistent terminology. If not, please clarify the difference between these fees and quantify implementation fees.
- Please revise your disclosure on pages F-18 and F-68 to provide sufficient detail to fully understand recognition of ecosystem fees, including any hurdles to recognition, how you determine the fee amount (*e.g.*, flat fee per partner or per loan, sliding fee based on certain volume goals, etc.), whether this is a one time or recurring fee, and when you have a right to invoice users for such fees.

August 15, 2025
Page 6

- Please revise your disclosure, where appropriate, to include the total number of partners and the total number of partners that failed to meet the minimum number of loans originated through the platform for each period presented.

Exhibits

22.   We note your response to prior comment 41. It appears based on the increasing emphasis on the digital-asset lending and the volatility of the assets that this is a material agreement under Item 601(b)(10) of Regulation S-K. Please file the agreement or provide further analysis as to why you believe it is not material.

Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Adam J. Gelardi, Esq.